Via Facsimile and U.S. Mail
Mail Stop 6010


June 9, 2005


Mr. Linton W. P. Burns
Chief Financial Officer and
Secretary
Progen Industries Limited
2806 Ipswich Road
Darra, Queensland 4076
Australia

Re:	Progen Industries Limited
	Form 20-F for Fiscal Year Ended June 30, 2004
	File No.  000-29228

Dear Mr. Burns:

      We have reviewed your filing and have the following comments.
We have limited our review of the above referenced filings to only those issues addressed. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended June 30, 2004

Item 5. Operating and Financial Review and Prospects

Overview, page 44

1. Please expand your disclosure by referring to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly
Update" under section VIII - Industry Specific Issues - Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.

Please disclose the following information for each of your major research and development projects:

a. The current status of the project;
b. The costs incurred during each period presented and to date on the project;
c. The nature, timing and estimated costs of the efforts necessary to complete the project;
d. The anticipated completion dates;
e. The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally
f. The period in which material net cash inflows from significant projects are expected to commence.

Regarding b., if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project.
Provide other quantitative or qualitative disclosure that indicates the amount of the company`s resources being used on the project.

Regarding c. and d., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Critical Accounting Policies

Revenue Recognition and Research and Development Expenses, page 45

2. We note from your disclosure that you have identified revenue recognition and research and development expenses as critical accounting estimates. The disclosures included in MD&A should provide greater insight into the quality and variability of information regarding financial condition and operating performance. As such, we believe your discussion of revenue recognition and research and development expenses in MD&A should also include the following information:

a. Specifically address why your accounting estimates and/or assumptions bear the risk of change.
b. How you arrived at the estimates and/or assumptions.
c. How much the estimates and/or assumptions have changed in the past.
d. Whether the estimates and/or assumptions are reasonably likely to change in the future.
e. Provide a quantitative analysis of the sensitivity of your estimates and/or assumptions to change, based on outcomes that are reasonably likely to occur and would have a material effect.

Please refer to FRR 72 "Interpretation: Commission Guidance
Regarding
Management`s Discussion and Analysis of Financial Condition and
Results of Operations" for additional guidance.

Financial Statements

Notes to Financial Statements

Statements of Operations, page F-3

1. Summary of Significant Accounting Policies

Patents, page F-9

3. We note from your disclosure that costs incurred for filing, defending and protecting patents (i.e. legal costs) are included in research and development expense in the statement of operations. Please refer to SFAS 2 paragraph 10(i) which states that typically legal work in connection with patent applications or litigation are excluded from research and development expenses. As such, please revise your financial statements to reclassify these costs from research and development expenses or explain to us why you believe your classification is appropriate.

13. Stock Option Plans

4. We note from your disclosure that you reported your stock option information in A$. Please revise your disclosure to reflect the amounts in your reporting currency USD. Please refer to Rule 3-20 of
Regulation S-X.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRSEP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.




	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Joseph Roesler, Staff Accountant, at (202)
551-
3628 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-
3614
if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

								Sincerely,


								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
??

??

??

??

Mr. Linton W. P. Burns
Progen Industries Limited
Page 4